Exhibit 99.14

100 University Avenue, 8th floor
Date: April 16, 2020	Toronto ON, M5J 2Y1
www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: FIRE & FLOWER HOLDINGS CORP

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 11, 2020
Record Date for Voting (if applicable) :	May 11, 2020
Beneficial Ownership Determination Date :	May 11, 2020
Meeting Date :	June 15, 2020
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	318108107	CA3181081074

Sincerely,

Computershare

Agent for FIRE & FLOWER HOLDINGS CORP